UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Fifth Street Senior Floating Rate Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31679F101
(CUSIP Number)

MARC COLLINS
RIVERNORTH CAPITAL MANAGEMENT, LLC
325 N. LaSalle St., Suite 645
Chicago, Illinois 60654-7030
(312) 445-2251

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31679F101

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 807,616
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 807,616
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31679F101

1	NAME OF REPORTING PERSON RIVERNORTH INSTITUTIONAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 884,003
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 884,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31679F101

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,691,619
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,691,619
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 31679F101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Fifth Street Senior Floating Rate Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut 06830.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	RiverNorth Capital Partners, L.P., a Delaware limited partnership (“RNCP”), with respect to the Shares directly and beneficially owned by it;

(ii)	RiverNorth Institutional Partners, L.P., a Delaware limited partnership (“RNIP”), with respect to the Shares directly and beneficially owned by it; and

(iii)	RiverNorth Capital Management, LLC, a Delaware limited liability company (“RiverNorth Management”), as the general partner and investment advisor for each of RNCP and RNIP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of RNCP, RNIP, and RiverNorth Management is 325 N. LaSalle St., Suite 645, Chicago, Illinois 60654.

(c)           RNCP and RNIP are private investment companies that were formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of RiverNorth Management, a majority-owned subsidiary of RiverNorth Financial Holdings LLC, is providing discretionary investment management services.  RiverNorth Management is the general partner of, and serves as the investment adviser to, RNCP and RNIP.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Not applicable.

CUSIP NO. 31679F101

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of RNCP and RNIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 807,616 Shares beneficially owned by RNCP is approximately $6,947,920, excluding brokerage commissions.  The aggregate purchase price of the 884,003 Shares beneficially owned by RNIP is approximately $7,873,815, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,466,768 Shares outstanding, as of December 11, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 14, 2015.

A.	RNCP

(a)	As of the close of business on December 23, 2015, RNCP beneficially owned 807,616 Shares.

Percentage: Approximately 2.7%

CUSIP NO. 31679F101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 807,616
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 807,616

(c)	The transactions in the Shares by RNCP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	RNIP

(a)	As of the close of business on December 23, 2015, RNIP beneficially owned 884,003 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 884,003
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 884,003

(c)	The transactions in the Shares by RNIP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

C.	RiverNorth Management

(a)
RiverNorth Management, (i) as the general partner of RNCP, may be deemed the beneficial owner of the 807,616 Shares owned by RNCP and (ii) as the general partner of RNIP, may be deemed the beneficial owner of the 884,003 Shares owned by RNIP.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 1,691,619
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,691,619
4. Shared power to dispose or direct the disposition: 0

(c)
RiverNorth Management has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of RNCP and RNIP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on December 24, 2015, the Reporting Persons collectively beneficially owned an aggregate of 1,691,619 Shares, constituting approximately 5.7% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 31679F101

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 24, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., and RiverNorth Institutional Partners, L.P., dated December 24, 2015.

CUSIP NO. 31679F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2015

RiverNorth Capital Management, LLC

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Capital Partners, L.P.

By:	RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Institutional Partners, L.P.

By:	RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

CUSIP NO. 31679F101

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

RIVERNORTH CAPITAL PARTNERS, L.P.

3,968	8.9000	10/14/2015
3,573	8.8980	10/15/2015
12,799	8.6882	11/05/2015
15,069	8.7750	11/06/2015
654	8.6200	11/09/2015
4,252	8.6268	11/11/2015
15,870	8.5476	11/13/2015
11,681	8.7008	11/16/2015
2,704	8.6202	11/23/2015
8,643	8.6825	11/24/2015
7,084	8.6735	11/25/2015
14,588	8.7976	11/30/2015
33,022	8.7692	12/01/2015
5,947	8.6906	12/02/2015
11241	8.5403	12/03/2015
1279	8.3642	12/04/2015
36251	8.3012	12/07/2015
10167	8.2044	12/08/2015
20559	7.9861	12/09/2015
15407	8.0551	12/09/2015
4979	7.6721	12/11/2015
79437	7.4970	12/14/2015
60000	7.5505	12/15/2015
9432	7.8208	12/17/2015
8236	7.7532	12/18/2015
21152	7.7952	12/21/2015
52242	8.0257	12/22/2015

RIVERNORTH INSTITUTIONAL PARTNERS, L.P.

6,332	8.9000	10/14/2015
4,711	8.8980	10/15/2015
4,335	8.7750	11/06/2015
741	8.6200	11/09/2015
6,948	8.6268	11/11/2015
24,663	8.5476	11/13/2015
18,135	8.7008	11/16/2015
4,096	8.6202	11/23/2015
13,301	8.6825	11/24/2015
10,995	8.6735	11/25/2015

CUSIP NO. 31679F101

22,251	8.7976	11/30/2015
4,246	8.6906	12/02/2015
16,123	8.5403	12/03/2015
2,041	8.3642	12/04/2015
51,559	8.3012	12/07/2015
14,833	8.2044	12/08/2015
29,441	7.9861	12/09/2015
22,070	8.0551	12/09/2015
7,221	7.6721	12/11/2015
58,261	7.4970	12/14/2015